CM

SECURI  MISSION

10035128

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER
8-65946

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) **AND ENDING** 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DAS FINANCIAL SERVICES, INC.**

OFFICIAL USE ONLY

FIRM ID. NO. 127038

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIVE TOWER BRIDGE, 300 BARR HARBOR DR, SUITE 200
(No. and Street)

WEST CONSHOHOCKEN (City) PA (state) 19428 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RYAN CORREIA 484-342-4404
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ISDANER & COMPANY LLC
(Name - if individual, state *last, first, middle name*)

THREE BALA PLAZA, SUITE 501 WEST (Address) BALA CYNWYD (City) PA (state) 19004 (Zip Code)

CHECK ONE:

- **[X] Certified Public Accountant**
- **[ ] Public Accountant**
- **[ ] Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I ALAN COHN swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAS FINANCIAL SERVICES, INC as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MITCHELL E. BEDNOFF, Notary Public
West Conshohocken Boro., Montgomery Co.
My Commission Expires December 10, 2011

This report** contains (check all applicable boxes):

[x] (a) Facing page
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g)Computation of Net Capital.
[x] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[x] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[x] (n) A report on Internal Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAS FINANCIAL SERVICES, INC.

DECEMBER 31, 2009 AND 2008

THREE BALA PLAZA • SUITE 501 WEST • BALA CYNWYD • PENNSYLVANIA • 19004-3484
(610) 668-4200 • Fax (215) ISDANER • Fax (610) 667-4329 • www.isdanerllc.com



ISDANER &
COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Certified Public Accountants

Board of Directors
DAS Financial Services, Inc.

We have audited the accompanying statements of financial condition of DAS Financial Services, Inc. as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DAS Financial Services, Inc. as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The supplementary information on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 24, 2010

Isdaner & Company, LLC

THREE BALA PLAZA • SUITE 501 WEST • BALA CYNWYD • PENNSYLVANIA • 19004-3484
(610) 668-4200 • Fax (215) ISDANER • Fax (610) 667-4329 • www.isdanerllc.com

CONTENTS

DAS FINANCIAL SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

ASSETS

	2009	2008
Cash	$18,495	$32,038
Accounts receivable	630	651
Prepaid expenses	5,885	5,220
	$25,010	$37,909

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
Liabilities:		
Accounts payable	$ 4,142	$ 6,455
Stockholders' equity:		
Common stock - authorized, issued and outstanding, 1,000 shares without par value	44,500	44,500
Additional paid-in capital	35,000	30,000
Accumulated deficit	(58,632)	(43,046)
	20,868	31,454
	$25,010	$37,909

The accompanying notes are an integral part of these statements.

DAS FINANCIAL SERVICES, INC.

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Operating revenue	$ 9,837	$24,458
Operating expenses:		
Management fees	1,800	30,686
Professional fees	9,492	11,400
Other	14,448	24,284
	25,740	66,370
Operating loss	(15,903)	(41,912)
Other income	317	543
Net loss	($15,586)	($41,369)

The accompanying notes are an integral part of these statements.

DAS FINANCIAL SERVICES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2007	1,000	$44,500	$30,000	($ 1,677)	$72,823
Net loss - 2008	-	-	-	(41,369)	(41,369)
Balance, December 31, 2008	1,000	44,500	30,000	(43,046)	31,454
Net loss - 2009	-	-	-	(15,586)	(15,586)
Capital contributions	-	-	5,000	-	5,000
Balance, December 31, 2009	1,000	$44,500	$35,000	($58,632)	$20,868

The accompanying notes are an integral part of these statements.

DAS FINANCIAL SERVICES, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Cash flows from operating activities:		
Net loss	($15,586)	($41,369)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in accounts receivable	21	(651)
Increase in prepaid expenses	(665)	(171)
Increase (decrease) in accounts payable	(2,313)	2,955
Net cash used in operating activities	(18,543)	(39,236)
Cash flows from financing activities:		
Capital contributions	5,000	-
Net cash provided by financing activities	5,000	-
Net decrease in cash	(13,543)	(39,236)
Cash at beginning of year	32,038	71,274
Cash at end of year	$18,495	$32,038

The accompanying notes are an integral part of these statements.

DAS FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

(1) SUMMARY OF ACCOUNTING POLICIES

Nature of Operations

DAS Financial Services, Inc. ("DAS") is a broker-dealer registered under the Securities Exchange Act of 1934. DAS is not a member of the Securities Investor Protection Corporation (SIPC).

Revenue

Commission revenue and Rule 12B-1 service fees are earned under written contracts with investment companies and are recorded on a trade-date basis as securities transactions occur. One investment company accounted for 49% and 62% of DAS's operating revenue for 2009 and 2008, respectively.

Liquidity

The stockholders have agreed to provide DAS additional funds as may be required to ensure adequate working capital and liquidity over the next twelve months.

Income Taxes

On January 1, 2009, the Company adopted FASB Interpretation No. 48, "*Accounting for Uncertainty for Income Taxes — an interpretation of FASB Statement No. 109*" ("FIN-48"). FIN 48 prescribes a recognition threshold and measurement methodology for recording within the financial statements uncertain tax positions taken, or expected to be taken, in tax returns. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure related to uncertain tax positions. The Company's income or loss for income tax purposes is includable in the income tax returns of the stockholders, pursuant to S Corporation elections under federal and state tax codes, and no recognition has been given to income taxes in the accompanying financial statements. The cumulative effect of implementing FIN 48 as of January 1, 2008 was zero. As of December 31, 2009, the Company had no unrecognized tax benefits as defined in FIN 48.

The Company files U.S. federal and state income tax returns. Open tax years related to federal and state jurisdictions remain subject to examination.

Subsequent Events

DAS has performed an evaluation of subsequent events through February 24, 2010, which is the date DAS's financial statements were available to be issued. No material subsequent events have occurred since December 31, 2009 that required recognition of disclosure in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(2) RELATED PARTY TRANSACTIONS

DAS is affiliated with Sage Financial Group and affiliates ("Sage") by reason of common ownership. In 2009 and 2008, DAS paid $1,800 and $30,686, respectively, to Sage for management, financial and other services.

(3) NET CAPITAL REQUIREMENTS

DAS is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital. At December 31, 2009, DAS's "aggregate indebtedness" and "net capital" (as defined) were $4,142 and $9,353, respectively, and its aggregate indebtedness to net capital ratio was .44 to 1.0. "Net capital" exceeded required net capital by $4,353 at that date. Rule 15c3-1 provides that equity capital may not be withdrawn if the resulting net capital of a broker-dealer would be less than the amount required under the Rule.

A calculation was not made of the reserve requirement under Rule 15c3-3 because DAS claims an exemption under Subsection (k)(1).

DAS FINANCIAL SERVICES, INC.

SUPPLEMENTARY INFORMATION REQUIRED UNDER RULE 15c3-1

DECEMBER 31, 2009

NET CAPITAL	
Total stockholders' equity	$20,868
Total available capital	20,868
Less other deductions:	
Excess fidelity bond	5,000
Less nonallowable assets:	
Accounts receivable	630
Prepaid expenses	5,885
Net capital	$ 9,353
AGGREGATE INDEBTEDNESS	
Accounts payable	$ 4,142
Total aggregate indebtedness	$ 4,142
Percentage of aggregate indebtedness to net capital	44%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 276
Required net capital	$ 5,000
Excess net capital	$ 4,353
Excess net capital at 1000%	$ 8,939
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2009)	
Net capital as reported in Company's Form X-17A-5, Part II (unaudited)	$ 9,353
Net capital per this report	$ 9,353

ISDANER & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

ISDANER & COMPANY

Report of Independent Certified Public Accountants
on Internal Control Required by SEC Rule 17a-5

Board of Directors
DAS Financial Services, Inc.

In planning and performing our audit of the financial statements of DAS Financial Services, Inc. ("the Company") for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

THREE BALA PLAZA • SUITE 501 WEST • BALA CYNWYD • PENNSYLVANIA • 19004-3484
(610) 668-4200 • Fax (215) ISDANER • Fax (610) 667-4329 • www.isdanerllc.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 24, 2010

Isdaner & Company, LLC